Torys LLP 1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA Telephone:212.880.6000 Facsimile: 212.682.0200 www.torys.com

March 26, 2019

VIA EDGAR AND E-MAIL

Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
Office of Electronics and Machinery
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, DC  20549

Re:                             Brainsway Ltd.
Registration Statement on Form F-1
Filed January 14, 2019

Registration No. 333-229233

Dear Mr. Buchmiller:

On behalf of our client, Brainsway Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of January 30, 2019 (the “Comment Letter”) with respect to the Company’s registration statement on Form F-1 filed on January 14, 2019 (the “Registration Statement”).

On the date hereof, the Company is filing an amended Registration Statement (the “Amended Registration Statement”) incorporating the revisions described herein and including other changes intended to update, clarify and render more complete the information contained therein. For the convenience of the Staff and to facilitate the Staff’s review of the Amended Registration Statement, the Company is supplementally providing with this letter a marked copy of the Amended Registration Statement against the Registration Statement as filed on January 14, 2019.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter and have provided the Company’s responses immediately following each numbered comment. Unless otherwise noted, page references in our responses correspond to the pages in the Amended Registration Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Form F-1 filed January 14, 2019

Preliminary Results for Fourth Quarter of 2018, page 6

1.              Please tell us why you believe it is appropriate to present only revenue from your fourth quarter operating results without also presenting appropriate measures of net income (loss). See Regulation S-K Item 10(b)(2).

Response:

The Company respectfully advises the Staff that the Amended Registration Statement now includes the Company’s audited financial statements for the year ended December 31, 2018.  Accordingly, the section captioned “Preliminary Results for Fourth Quarter of 2018” has been removed from the Amended Registration Statement.

Use of Proceeds, page 64

2.              As requested by prior comment 6, for indebtedness incurred within the past year, disclose the uses to which the proceeds of such indebtedness were put.

Response:

The Company respectfully advises the Staff that the indebtedness referred to in “Use of Proceeds” is the Company’s borrowings under its credit facility with the Mizrahi Tefahot Bank, which as described on page 77, was incurred on October 8, 2017, and accordingly, no such disclosure regarding the use of proceeds of such indebtedness is required as it was incurred more than one year ago.  The Company has revised its disclosure on page 62 in order to clarify that this indebtedness refers to borrowings under the Mizrahi Tefahot Bank credit facility.

Compensation of Senior Management and Directors, page 125

3.              Please update your senior management and director compensation disclosure to include the registrant´s last completed fiscal year.

Response:

The Company has revised its disclosure on pages 122 to 123 in response to the Staff’s comment.

Other Activities and Relationships, page 178

4.              We continue to note your disclosure that the underwriters and certain of their affiliates may have performed various investment banking and financial advisory services for you and your affiliates. As requested by prior comment 14, please clarify which underwriters and affiliates you are referring to and the nature and terms of such relationships.

Response:

The Company respectfully advises the Staff that at the time of the filing of the Registration Statement to which this comment relates, there were no such relationships and the disclosure was intended to convey that such relationships may exist in the future. The Company has revised its disclosure on page 176 to remove the general statement regarding possible past relationships, as no such relationships have existed. We note that the Company has also revised its disclosure on page 173 to describe an advisory agreement that it intends to enter into with one of the underwriters.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 880-6047 with any questions or comments regarding this filing or if you wish to discuss the above.

Yours truly,

/s/ Christopher R. Bornhorst

Christopher R. Bornhorst, Esq.

Enclosures

cc:                         Geoff Kruczek, Special Counsel
Michael Fay
Brian Cascio
(Securities and Exchange Commission)

Yaacov Michlin

Hadar Levy

Menachem Klein

(Brainsway Ltd.)

Cheryl Reicin, Esq.

(Torys LLP)

Gene Kleinhendler

Perry Wildes

(Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.)

John T. Rudy, Esq.

(Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.)